NEW DAY FINANCIAL MANAGEMENT, INC.

55 S. Valley Verde Dr. #235-106

Henderson, NV 89012

October 1, 2012

To:	Sandra B. Hunter, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	New Day Financial Management, Inc.
Amendment Number 9 to Registration Statement on Form S-1
Filed July 17, 2012
File No.: 333-166801

Dear Ms. Hunter:

The following are the company’s responses and revisions to its filing pursuant to your letter dated September 28, 2012:

Certain Relationships and Related Transactions, page 52

1.

We note you indicate that an officer and director loaned you $5,000 on July 19, 2012.  Please revise your disclosure to identify the officer and director.

The registration statement has been amended to identify Marcia Hootman as the lender.

Financial Statements

2.

It appears that complete financial statements for the audited years ended December 31, 2011 and 2010 were not provided and that portions of the incomplete interim financials were interspersed with the historical audited financial statements.  Specifically, the statements of cash flows presented on page FA-5 do not correspond to the periods in your auditors’ report and there is no complete set of unaudited interim financial statements.  Please amend your filing to include a complete set of audited financial statements and a complete set of unaudited interim financial statements.

The Registrant’s edgarized amendment to the registration statement was apparently converted incorrectly.  The Registrant has attempted to assure that the newly filed revised registration statement is accurate in all material respects.

Consent of Independent Registered Public Accounting Firm

3.

Please have your auditor provide a revised consent such that the periods audited as described within the consent are consistent with the periods audited as indicated in the auditors’ report.

The Registrant has filed a revised auditors’ consent in connection with the amended registration statement.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Randall Brumbaugh, corporate counsel, at (626) 335-7750.

Sincerely,

/s/ Marcia Hootman

Marcia Hootman

Principal Financial Officer

New Day Financial Management, Inc.

Enclosures